Exhibit (a)(1)

December 17, 2019

Dear Stockholder:

On December 2, 2019, Everest REIT Investors I, LLC (“Everest”) commenced an unsolicited offer to purchase up to 1,200,000 shares of common stock of Lightstone Value Plus Real Estate Investment Trust V, Inc. (the “Company”) at a price of $6.00 per share in cash (the “Everest Offer”). After carefully evaluating the Everest Offer and consulting with our management and outside legal advisor, the Board of Directors of the Company (the “Board”) recommends that you reject the Everest Offer and not tender your shares.

As more fully set forth in the enclosed Schedule 14D-9, we believe that the Everest Offer is not in the best interests of our stockholders because, among other reasons, the Board believes that the offer price is less than the current and potential long-term value of the shares. On November 7, 2019, the Board approved an estimated net asset value per Share (the “NAV”) of the Common Stock of $9.10. The NAV of $9.10 is $3.10 per share (52%) higher than the Everest Offer.

Given the Everest Offer price, the Board believes that you should view Everest as an opportunistic purchaser that is attempting to acquire your shares deeply discounted price in order to profit at your expense.

In order to deter Everest and other potential bidders that may try to exploit the illiquidity of shares of the Company’s common stock and acquire them from stockholders at prices substantially below their fair value and to make more liquidity available to stockholders above that permitted under the share redemption program (the “SRP”), the Board has authorized a self-tender offer (the “Self-Tender Offer”) to purchase up to 2,000,000 shares of common stock of the Company at $7.75 per share. While the Board of Directors has approved the Self-Tender Offer, it makes no recommendation to you as to whether you should tender or refrain from tendering your Shares.

You should carefully read the enclosed Offer to Purchase and Letter of Transmittal for the Self-Tender Offer, each of which have been filed as exhibits to a Schedule TO filed with the Securities and Exchange Commission, before making your decision with regard to the Self-Tender Offer.

As required by SEC rules, the SRP was suspended in connection with the Self-Tender Offer. While the SRP is suspended, the Company will not accept any requests for redemption and any new requests and all pending requests will not be honored or retained, but will be returned to the requestor.

The Board acknowledges that each stockholder must evaluate whether to tender his or her shares in either tender offer and that because there is no trading market for the shares an individual stockholder may decide to tender based on, among other things, his or her individual liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her shares in either offer, each stockholder should keep in mind that (a) the Board has the right to amend, suspend or terminate the Company’s existing share redemption program at any time (and there is only a limited opportunity to redeem shares under the program), (b) the Board may have the right to amend, extend or terminate the Self-Tender Offer and (c) the Board makes no assurances with respect to (i) future distributions (which are set and can change periodically) or (ii) the timing of providing liquidity to the stockholders.

If you do not wish to tender your Shares in the Self-Tender Offer or the Everest Offer, you do not need to take any action. Also, if you have already tendered your Shares under the Everest Offer, you have the right to withdraw your Shares at any time before the Everest Offer expires.

If you have any questions, please contact your financial advisor or Lightstone Shareholder Services at (888) 808-7348.

We appreciate your trust in the Company and its Board of Directors and thank you for your continued support. We encourage you to follow the Board of Directors’ recommendation and not tender your shares in the Everest Offer.

Sincerely,

David Lichtenstein
Chairman of the Board
Lightstone Value Plus Real Estate Investment Trust V, Inc.

Forward-Looking Statements

The foregoing includes forward-looking statements. These statements include statements regarding the intent, belief or current expectations of the company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. The company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. The company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements. These statements are based on a number of assumptions involving the judgment of management. In particular, the methodology used to determine the NAV is based upon a number of estimates and assumptions that may prove later not to be accurate or incomplete. In addition, these statements are subject to the risk that the future NAV per share is not higher than the current NAV per share and the Self-Tender Offer is oversubscribed. Forward-looking statements also depend on factors such as: future economic, competitive and market conditions; the company’s ability to maintain occupancy levels and rental rates at its real estate properties.

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